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                                                                  EXHIBIT 21-1


LIST OF SUBSIDIARIES OF THE REGISTRANT:


 DiviCom Inc. (incorporated in Delaware)

 DiviCom Limited (organized under the laws of Barbados), a subsidiary of DiviCom Inc.

 C-Cube U.S. Inc. (incorporated in Delaware)

 C-Cube Microsystems International Ltd. (organized under the laws of
    Bermuda)

 C-Cube International Limited (organized under the laws of the Hong Kong
    Special Administrative Region of the People's Republic of China), a subsidiary of C-Cube Microsystems International Ltd.

 DiviCom Europe SAS (organized under the laws of France), a subsidiary of C-Cube Microsystems International Ltd.

 C-Cube Microsystems (Asia Pacific) Limited (organized under the laws of the
    Hong Kong Special Administrative Region of the People's Republic of China)

 C-Cube Japan, Inc. (organized under the laws of Japan)

*Media Computer Technologies, Inc. (incorporated in California)



*Discontinued operation